FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1

Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated March 6, 2007, regarding the shareholder National State’s appointment of Mr. Roberto Baratta as Regular Director.

2

Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated March 6, 2007, regarding the Board of Directors’ approval of the financial statements for the fiscal year ended on December 31, 2006.

Item 1

Buenos Aires, March 6, 2007

To the
Buenos Aires Stock Exchange

Ref.: Appointment of Class “A” Shares Director

     We do hereby inform you that the shareholder NATIONAL STATE, on behalf of Class “A” shares, upon the death of Mr. Héctor MASNATTA, last February 4, has appointed Mr. Roberto BARATTA, bearer of National Identity Booklet “D.N.I”. 23.416.515, as Regular Director to stay in office until the next General Regular Meeting of the Company.

     We attach hereto a copy of note SF N° 71, received in relation thereto, issued by the Ministry of Economy and Production.

Sincerely yours.

For YPF S.A.

Walter C. Forwood
Economic-Financial Director

Item 2

Buenos Aires, March 6, 2007

To the
Buenos Aires Stock Exchange

Ref.:	Financial Statements 12/31/2006, dividends and transactions with related companies

     In order to fulfill the requirements of the Buenos Aires Stock Exchange, we inform you that the Board of Directors of the Company approved, at its meeting held on March 6, 2007, the financial statements for the fiscal year ended on December 31, 2006. There follows relevant information to such basic financials statements of YPF S.A.

(in millions of pesos)

Net ordinary profits before income tax		6,934
Income tax		(2,477)
Net profits of the fiscal year		4,457

Detail of Equity as of 12/21/2006 (in millions of pesos)

Owners contribution:
Subscribed capital	3,933
Adjustment of contributions	7,281
Premium on common stock	640
Total owners contribution	11,854
Statutory Reserve		1,797
Deferred earnings		(124)
Reserve for future dividends		2,710
Retained earnings		8,108
Total Equity		24,345

Subsection o)-Shares owned by the parent group

As of December 31, 2006 the parent group of the company owned 389,543,836 shares, class D and represented 99.04% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group:

None.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Castellana 278, 28046 Madrid, Spain

At such same meeting, the Board of Directors decided to recommend to the General Regular Shareholders Meeting considering the accounting documentation corresponding to Fiscal Year N° 30, the following use of profits: a) 223 million pesos for legal reserve, b) the creation of a reserve for future dividends for an amount of 4,234 million pesos, empowering the Board of Directors to determine the pertinent time for their declaration until the date of the next regular shareholders meeting, considering the financial conditions and the availability of funds as well as operative results, investments and other aspects deemed relevant in the development of the company, or their application pursuant to the provisions of section 224 second paragraph of the Business Organizations Act and c) the balance, to the new fiscal year

In addition, the Board of Directors approved to renew and formally establish the increase of the loan to YPF Holdings Inc., for 190 million dollars plus 10 million additional dollars, until December 31, 2007, under the same conditions as the previous loan. Furthermore, the Audit Committee, at its meeting held on March 5, 2007 analyzed it due to the fact that such loan constitutes an act or an agreement with a related party pursuant to Decree 677/1, and the Committee issued its report, indicating that the transaction conditions may be considered adequate to normal and regular market conditions, and thus recommended that YPF S.A. approves the loan to YPF Holdings Inc.

Sincerely yours,

By YPF S.A.

Walter Forwood
Economic- Financial Director

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2007	By:	/s/ Walter Cristian Forwood

		Name:	Walter Cristian Forwood
		Title:	Chief Financial Officer